UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               ------------------


                                 SCHEDULE 14f-1


                              INFORMATION STATEMENT
                        Pursuant to Section 14(f) of the
                         Securities Exchange Act of 1934
                      and Rule 14f-1 under the Exchange Act


                               ------------------


                           Marine Jet Technology Corp.
              ----------------------------------------------------
             (Exact name of registrant as specified in its charter)


         Nevada                         0-27551               88-0450923
----------------------------          ------------        -------------------
(State or other jurisdiction          (Commission           (IRS Employer
     of incorporation)                File Number         Identification No.)


4805 158th Court NE, Redmond, Washington                               98052
----------------------------------------                             ----------
    (Address of Principal Executive Offices)                         (Zip Code)


Registrant's telephone number, including area code (425) 869-2723
                                                    --------------

                           MARINE JET TECHNOLOGY CORP.
                               4805 158th Court NE
                            Redmond, Washington 98052


                              INFORMATION STATEMENT
                              ---------------------

     The Board of Directors of Marine Jet Technology Corp., is furnishing this information statement in connection with the sale of certain shares of our common stock pursuant to a securities purchase agreement dated as of January 11, 2005, between Keating Reverse Merger Fund, LLC, a Delaware limited liability company, and Mr. Jeff A. Jordan, President, a director and an approximately 70.1% stockholder of Marine Jet. The securities purchase agreement provides that our current directors and officers shall resign effective as of the closing date of the sale of the shares contemplated by the agreement and that we shall appoint Mr. Kevin R. Keating as the sole director, President, Treasurer and Secretary of Marine Jet. We will, to the extent permitted by applicable law, secure the resignation of, or remove, the existing directors and officers so as to enable Mr. Keating to be appointed as a director and officer in accordance with the securities purchase agreement. The existing directors and officers have indicated their intent to resign on the closing date.

     This information statement is being furnished to the holders of record on January 11, 2005, of our outstanding shares of common stock. We anticipate that this information statement will be mailed or furnished on or about January 13, 2004, to all stockholders of record as of that date. This information statement is being provided pursuant to Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 under the Exchange Act solely for informational purposes and not in connection with a vote of our stockholders.\

     PLEASE NOTE THAT THIS IS NOT A REQUEST FOR YOUR VOTE OR A PROXY STATEMENT, BUT RATHER AN INFORMATION STATEMENT DESIGNED TO INFORM YOU OF THE ACTION TO BE TAKEN TO CHANGE THE BOARD OF DIRECTORS IN CONNECTION WITH A SECURITIES PURCHASE AGREEMENT PROVIDING FOR THE SALE OF 70.1% OF THE OUTSTANDING SHARES OF COMMON STOCK OF MARINE JET. MARINE JET IS NOT SOLICITING PROXIES IN CONNECTION WITH THE MATTERS DESCRIBED IN THIS INFORMATION STATEMENT, AND NO VOTE OR OTHER ACTION BY OUR STOCKHOLDERS IS REQUIRED TO BE TAKEN IN CONNECTION WITH THIS INFORMATION STATEMENT.

     WE ARE NOT ASKING YOU FOR A PROXY AND YOU ARE REQUESTED NOT TO SEND US A PROXY.

     PLEASE NOTE THAT THIS IS NOT AN OFFER TO PURCHASE YOUR SHARES.

                     PROPOSED CHANGE IN CONTROL TRANSACTION

     On January 11, 2005, we entered into the securities purchase agreement, which provides that, on the closing date, Mr. Jordan will sell 15,306,500 shares of common stock, representing approximately 70.1% of our outstanding shares of common stock, to Keating Reverse Merger Fund at a price of $440,000. The closing of the transaction contemplated by the securities purchase agreement is contingent on several factors, including but not limited to the delivery of various closing documents and certificates, the resignation of our existing officers and directors and the expiration of the ten-day period after mailing of this information statement to our stockholders.


                                VOTING SECURITIES

     Our common stock is the only class of equity securities that is currently outstanding and entitled to vote at a meeting of our stockholders. Each share of common stock entitles the holder of the share to one vote. As of the date of this information statement, there were 21,822,570 shares of our common stock outstanding.


                                   MANAGEMENT

Directors and Executive Officers

     Set forth below are the names, ages, position(s) with Marine Jet and business experience of our directors and executive officers.

          Name            Age     Position(s) with Company          Held Since

Jeff P. Jordan*           60      President and Director               2000

Martha A. Jordan*         59      Secretary and Director               2001

Wilbur Sebree*            52      Director                             2001
------------------

         *Member of the audit committee.

General

     Directors hold office until the next annual meeting of our stockholders and until their successors have been elected and qualify. Officers are elected by the board of directors and their terms of office are, except to the extent governed by an employment contract, at the discretion of the board of directors. Mr. Jeff P. Jordan and Mrs. Martha A. Jordan are husband and wife. There is no family relationship between any director and/or executive officer and Mr. Kevin
R. Keating, who has been chosen to become our sole director and executive officer upon the closing of the proposed sale of 70.1% of our outstanding shares of common stock pursuant to the securities purchase agreement. Set forth below under "Business Experience" is a description of the business experience of our executive officers and directors.

Business Experience

     Mr. Jeff P. Jordan has served as the President and a director of Marine Jet since February 2000. He has served as the Vice President of Operations for three technology development and manufacturing firms in the marine, hydroelectric and biotechnology industries. Since 1994, Mr. Jordan has worked in the boating industry. During this period, he completed theoretical development and filed patent applications on jet water propulsion systems. Mr. Jordan's experience also includes service as Vice President of Operations for Unisyn Biowaste Technology in Hawaii, where he developed organic waste processing systems. He attempted to develop economically feasible solutions for garbage disposal and industrial waste treatment. During his tenure at Unisyn, Mr. Jordan re-engineered or replaced most components of the company's existing systems. He developed a water treatment and clarification system, as well as designed and implemented a system for source separation of wet wastes. Mr. Jordan's other achievements with Unisyn included designing and prototyping a waste transport system, reducing and replacing ineffective staff and directing development of an entrepreneurial business plan for Unisyn to seek venture capital. Prior to his work at Unisyn, Mr. Jordan was a venture partner and investor in hydroelectric developments and he served as President of the Northwest Venture Group based in Seattle, Washington. He produced and executed a business plan for the identification, detailed study and development of small commercial hydroelectric sites in Idaho and Montana. Mr. Jordan also directed the design, development and manufacturing of hydroelectric turbine-generator systems for installation in these commercial hydroelectric developments. Mrs. Martha A. Jordan, Secretary and a director of Marine Jet, is Mr. Jordan's spouse. Mr. Benjamin B. and Ms. Julie Jordan, Mr. Jeff P. and Mrs. Martha A. Jordan's children, are stockholders of Marine Jet.

     Mrs. Martha A. Jordan has served as the Secretary and a director of Marine Jet since August 2001. She devotes approximately 80% of her time to Marine Jet's business and affairs. Additionally, she has been employed part time as a technical writer, graphics designer and office assistant. Mrs. Jordan is the wife of Mr. Jeff P. Jordan, President and a director of Marine Jet. Her children, Mr. Benjamin B. and Ms. Julie Jordan, are Marine Jet stockholders.

     Wilbur Sebree, Esq., has served as a director of Marine Jet since 2001. He has been an attorney in the Seattle, Washington area, specializing in small business contracts and litigation for more than eight years.

Section 16(a) Beneficial Ownership Reporting Compliance

     Section 16(a) of the Exchange Act requires that our directors, executive officers and persons who own more than 10% of our outstanding common stock file initial reports of ownership and reports of changes in ownership in the common stock with the SEC. Officers, directors and stockholders who own more than 10% of the outstanding common stock of Marine Jet are required by the SEC to furnish us with copies of all Section 16(a) reports they file. To our knowledge, based solely on the review of the copies of these reports furnished to us and written representations that no other reports were required during the year ended December 31, 2004, all officers, directors and 10% stockholders complied with all applicable Section 16(a) filing requirements.

Corporate Governance

     We are not a "listed company" under SEC rules and are therefore not required to have an audit committee comprised of independent directors. We have created an audit committee, which consists of our board of directors. Our board of directors has determined that its members do not include a person who is an "audit committee financial expert" within the meaning of the rules and regulations of the SEC. The board of directors has determined that each of its members is able to read and understand fundamental financial statements and has substantial business experience that results in that member's financial sophistication. Accordingly, the board of directors believes that each of its members has the sufficient knowledge and experience necessary to fulfill the duties and obligations of a member of the audit committee.

     We do not have a standing compensation or nominating committee or committees performing similar functions because we have no meaningful operations and only two employees. We determined not to establish a nominating committee at this time in view of changes in the composition of the board of directors that will occur on the closing date of the sale of the shares of common stock contemplated by the securities purchase agreement. Previously, nominations were determined by the members of the then existing board of directors.

                             EXECUTIVE COMPENSATION

     The following table sets forth information concerning the compensation of our executive officers, including the dollar value of base salary and/or other annual compensation earned, and the number of securities underlying stock options granted, during the 2004, the 2003 and the 2002 fiscal years.

                           SUMMARY COMPENSATION TABLE

                                                                   Long Term Compensation
                                Annual Compensation                        Awards
                          ------------------------    -----------------------------------
   (a)            (b)       (c)            (d)              (e)               (f)
Name and                              Other Annual       Restricted        Securities
Principal                             Compensation     Stock Award(s)      Underlying
Position         Year     Salary($)        ($)              ($)          Options/SAR's(#)
------------------------------------------------------------------------------------------
Jeff P.          2004       $-0-           $-0-                $-0-            -0-
Jordan,          2003       $-0-           $-0-                $-0-            -0-
President        2002       $-0-           $-0-                $-0-            -0-



Martha           2004       $-0-           $-0-                $-0-            -0-
A. Jordan,       2003       $-0-           $-0-                $-0-            -0-
Secretary        2002       $-0-           $-0-                $-0-            -0-

Stock Option Grants

     There were no new stock option grants to any of our executive officers or directors during the fiscal year ended December 31, 2004, and no options were exercised by any executive officer or director during the fiscal year ended December 31, 2004.

Long-Term Incentive Plans

     We do not provide our officers or employees with pension, stock appreciation rights, long-term incentive or other plans and have no intention of implementing any of these plans for the foreseeable future. The provisions of these plans would be at the discretion of our board of directors.

Indemnification

     Under Nevada law and pursuant to our amended articles of incorporation and bylaws, we may indemnify our officers and directors for various expenses and damages resulting from their acting in these capacities. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to our officers or directors pursuant to those provisions, our counsel has informed us that, in the opinion of the SEC, this indemnification is against public policy as expressed in the Securities Act, and is therefore unenforceable.

Compensation of Directors

     Our directors receive no compensation pursuant to any standard arrangement for their services as directors.

                            NEW DIRECTOR AND OFFICER

     The securities purchase agreement provides that, on the closing date, our current directors and officers shall resign and we shall appoint Mr. Kevin R. Keating as the sole director, President, Treasurer and Secretary. Mr. Keating has consented to serve in these capacities. Mr. Keating is an investment executive and for the past nine years has been the Branch Manager of the Vero Beach, Florida, office of Brookstreet Securities Corporation. Brookstreet is a full-service, national network of independent investment professionals. Mr. Keating services the investment needs of private clients with special emphasis on equities. For more than 35 years, he has been engaged in various aspects of the investment brokerage business. Mr. Keating began his Wall Street career with the First Boston Company in New York in 1965. From 1967 through 1974, he was employed by several institutional research boutiques where he functioned as Vice President Institutional Equity Sales. From 1974 until 1982, Mr. Keating was the President and Chief Executive Officer of Douglas Stewart, Inc., a New York Stock Exchange member firm. Since 1982, he has been associated with a variety of firms as a registered representative servicing the needs of individual investors. Mr. Keating is 64 years of age.

     To our knowledge, neither Mr. Keating nor any of his affiliates currently beneficially owns any equity securities or rights to acquire any securities of Marine Jet, and none of these persons has been involved in any transaction with Marine Jet or any of its directors, executive officers or affiliates that is required to be disclosed pursuant to the rules and regulations of the SEC other than with respect to the transactions that have been described in this information statement. To our knowledge, Mr. Keating is not currently a director of, nor does he hold any position with, Marine Jet, nor does he have a familial relationship with any director or executive officer of Marine Jet.


                 SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS
                                 AND MANAGEMENT

     We have set forth in the following table certain information regarding our common stock beneficially owned on the date of this information statement for
(i) each stockholder we know to be the beneficial owner of 5% or more of our outstanding common stock, (ii) each of our executive officers and directors and
(iii) all executive officers and directors as a group. In general, a person is deemed to be a "beneficial owner" of a security if that person has or shares the power to vote or direct the voting of the security, or the power to dispose or to direct the disposition of the security. A person is also deemed to be a beneficial owner of any securities of which the person has the right to acquire beneficial ownership within 60 days. Except as otherwise indicated, each stockholder named in the table has sole voting and investment power with respect to the shares beneficially owned.

                                              Shares
    Name and Address of                     Beneficially        Percent
      Beneficial Owner                        Owned             of Class
------------------------------              ------------       ----------

Jeff P. Jordan                                15,306,500*         70.1%
    4805 158th Court NE
    Redmond, Washington 98052

Martha A. Jordan                              15,306,500*         70.1%
    4805 158th Court NE
    Redmond, Washington 98052

Wilbur Sebree                                     50,000           0.2%
    6114 164th Avenue SE
    Bellevue, Washington 98006

Robert J. Tomlinson                            1,179,000           5.4%
   1074 Hawley Way NE
    Bainbridge Island, Washington 98110

All Executive Officers and                    15,356,500*         70.3%
  Directors as a Group (three
  persons)
------------------

     *Includes 75,000 shares of common stock owned of record by Mr. Jeff P. Jordan and Mrs. Martha A. Jordan, as joint tenants with rights of survivorship; does not include a total of 400,000 shares of common stock owned of record and beneficially by Mr. Benjamin B. and Ms. Julie Jordan, adult children of Mr. Jeff
P. and Mrs. Martha A. Jordan.

     On the date of this information statement, there were 21,822,570 shares of common stock outstanding. Messrs. Jeff P. Jordan and Wilbur Sebree and Mrs. Martha A. Jordan serve as members of our board of directors. Mr. Jordan is our President and Mrs. Jordan is our Secretary.

     The following table sets forth certain information as of December 31, 2004, regarding the Marine Jet Technology Corp. 2004 Nonqualified Stock Option Plan, under which shares of our common stock are authorized for issuance.

                                                                      Shares Remaining
               Shares to Be Issued        Weighted-Average          Available for Future
               Upon Exercise of           Exercise Price of       Issuance (Excluding Shares
Name of Plan   Outstanding Options       Outstanding Options      Reflected in First Column)
------------   -------------------       -------------------     ----------------------------
Marine Jet
Technology
Corp. 2004
Nonqualified
Stock Option
Plan                    -0-                     N/A                         3,960,000

     The option plan became effective upon its approval by the board of directors. No stock option may be granted later than 10 years from the effective date of the option plan; however, the plan remains in effect until all stock options have expired or been cancelled. The stock option plan was adopted without the approval of our stockholders. The board of directors administers the plan and determines those eligible to receive stock options and the terms of each option grant; provided that the option term cannot exceed ten years from the date of grant. Out of the 5,000,000 shares of common stock reserved for issuance under the stock option plan, 1,040,000 shares of common stock have been issued to grantees of stock options who have exercised their options. Holders of stock options granted under the stock option plan are protected from dilution and otherwise in the event of changes in the common stock resulting from an event such as a merger, consolidation, reorganization, recapitalization, reclassification, combination of shares, split-up or stock dividend. Options are not assignable or transferable except by will, the laws of descent and distribution or upon our written consent.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     We anticipate that, in connection with the proposed sale by Mr. Jeff P. Jordan of certain shares of our common stock as contemplated by the securities purchase agreement dated January 11, 2005, our board of directors has approved the transfer of all of our assets to Intellijet Marine, Inc., a wholly-owned subsidiary of Marine Jet Technology Corp., and the assumption by Intellijet, and Intellijet's indemnification of Marine Jet against, all of our obligations and liabilities. We intend to enter into a formal assumption agreement with Intellijet providing for the transfer of our assets and liabilities to Intellijet prior to or at the closing of the stock sale provided for in the securities purchase agreement. At the time of these transactions, Messrs. Jeff
P. Jordan and Wilbur Sebree and Mrs. Martha A. Jordan will be directors and executive officers of both Marine Jet and Intellijet. In connection with the transfer of our assets and liabilities to Intellijet, our board of directors has authorized the distribution of all of the outstanding shares of common stock of Intellijet owned by us to the stockholders of Marine Jet on a pro rata basis. Each stockholder of Marine Jet will receive one restricted share of Intellijet common stock for each one share of common stock of Marine Jet owned. On the date of this information statement, Mr. Jordan controls approximately 70.1% of the outstanding common stock of Marine Jet and he will control approximately 70.1% of the outstanding common stock of Intellijet upon the distribution of Intellijet stock by Marine Jet as described above.


                                   SIGNATURES

     Pursuant to the requirements of the Exchange Act, the registrant has duly caused this information statement to be signed on its behalf by the undersigned thereunto duly authorized in the city of Redmond, Washington.


                                                   MARINE JET TECHNOLOGY CORP.
                                                         (Registrant)


Date:  January 13, 2005                         By: /s/ Jeff P. Jordan
                                                    -------------------------
                                                    Jeff P. Jordan, President